FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 9th November , 2005

Chairman - Chief Executive Officer

NATIONAL BANK OF GREECE

Press Release

National Bank of Greece S.A. has signed an agreement for the acquisition of a majority stake (70%) of the share capital of the Romanian leasing company EURIAL Leasing.

EURIAL Leasing is a medium sized leasing company, operating primarily in the automobile-leasing sector. It is the major lessor of Peugeot automobiles in Romania, has total assets in excess of EUR 50 million and is expected to report a pre-tax profit of over EUR 1 mln for 2005. NBG plans to enhance the company’s structure and expand its activities to cover the full spectrum of leasing services, including financial and operating leasing of equipment, car fleet management and real estate leasing, in the future. The distribution capabilities of the branch network of NBG subsidiary Banca Romaneasca, which already consists of 38 units throughout the country and will reach a total of 45 by year end, will be fully utilized in this respect.

The NBG Group believes that alternative financial services, such as leasing, to its corporate customers in S.E. Europe, are an efficient way to support their companies’ growth, while it is also the contemporary method to cater for its private customers consumer needs.

In line with its policy to provide the full spectrum of financial services to its clients, NBG already controls the largest leasing company in Bulgaria, Interlease A.D. The Bulgarian leasing operation’s total assets already exceed EUR 100 million. The Group is in the process of establishing a leasing company in Serbia & Montenegro.

Furthermore, the NBG Group, in line with its policy to enhance its presence in the Romania markets proceeded with the acquisition of Alpha Insurance Romania, from Alpha Bank Group. Alpha Insurance Romania will merge with GARANTA, a subsidiary in Romania of the National Insurance. The new insurance company is expected to achieve rapid growth through a series of strategic agreements with local financial institutions.

The activities of the NBG Group in Romania are spearheaded by Banca Romaneasca, a full fledged bank that offers a wide range of corporate and retail products and services. Also, ETEBA Romania, a brokerage and advisory company, member of the NBG Group, operates in Bucharest.

Athens, 8 November 2005